Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RETENSION PHARMACEUTICALS, INC.

Retension Pharmaceuticals, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1. The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 26, 2023.

2. The Company’s Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 17, 2025 (the “Second Amended and Restated Certificate”).

3. This Certificate of Amendment to the Company’s Second Amended and Restated Certificate herein certified was duly adopted by the Board of Directors of the Company in accordance with the applicable provisions of Section 242 of the General Corporation Law and the requisite stockholders of the Company have given their written consent in accordance with Section 228 of the General Corporation Law.

4. Article FOURTH of the Second Amended and Restated Certificate shall be amended by inserting the following paragraphs immediately prior to the first paragraph thereof:

“Effective immediately upon the filing of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each 6.21 outstanding shares of Common Stock (as defined below) or Preferred Stock (as defined below), as the case may be, or held in the treasury of the Company immediately prior to the Effective Time shall, automatically and without further action on the part of any stockholder of this corporation, be reclassified as one (1) share of Common Stock or Preferred Stock (the “Reverse Stock Split”). Each stock certificate (or book entry shares) that, immediately prior to the Effective Time, represented shares of Common Stock or Preferred Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, represent that number of shares of Common Stock or Preferred Stock resulting from the Reverse Stock Split; provided, however, that each holder of any stock certificate(s) that represented shares of Common Stock or Preferred Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate(s), one or more stock certificates (or book entry shares) evidencing and representing the number of shares of Common Stock or Preferred Stock into which the shares represented by such certificate(s) shall have been reclassified pursuant to the Reverse Stock Split. No fractional shares of Common Stock or Preferred Stock shall be issued as a result of the Reverse Stock Split and any fractional shares resulting therefrom shall be rounded up to the nearest whole share. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation.”

5. All other provisions of the Second Amended and Restated Certificate shall remain in full force and effect.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be duly executed as of this 2nd day of October, 2026.

RETENSION PHARMACEUTICALS, INC.

By:	/s/ Eric Keller
Name:	Eric Keller
Title:	Chief Executive Officer